27 April 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 20 April 2026 to 24 April 2026 it purchased through J.P. Morgan Securities plc a total of 4,033,569 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
20/04/2026	1,164,766	2721	2691	2704.2677
21/04/2026	835,000	2795	2716	2762.8846
22/04/2026	792,598	2782	2716	2757.6460
23/04/2026	620,800	2709	2656	2680.8609
24/04/2026	620,405	2705	2659	2681.5644

Following the settlement of the above transactions, RELX PLC holds 46,684,640 ordinary shares in treasury, and has 1,781,758,114 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 42,576,768 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/0742C_1-2026-4-27.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66